SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                         ________________________


                               SCHEDULE 13G

          Information Statement pursuant to Rules 13d-1 and 13d-2
                 Under the Securities Exchange Act of 1934

                             (Final Amendment)


                      Syntellect, Inc.
_________________________________________________________________
                             (Name of Issuer)



                   Common Stock, $.01 par value
_________________________________________________________________
                      (Title of Class of Securities)



                          87161-L-10-5
_________________________________________________________________
                              (CUSIP Number)













                         ________________________

CUSIP No. 87161-L-10-5                                    Page 2 of 5 Pages
_________________________________________________________________
1)   Name of Reporting Person                 Welsh, Carson,
     S.S. or I.R.S. Identification            Anderson & Stowe
     No. of Above Person                      III
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [   ]
     if a Member of a Group                     (b) [   ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Citizenship or Place                     New York
     of Organization
_________________________________________________________________
Number of Shares         5)   Sole Voting         -0-
Beneficially                  Power
Owned by Each
Reporting Person
With:                    ________________________________________
                         6)   Shared Voting
                              Power               -0-
                         ________________________________________
                         7)   Sole Disposi-       -0-
                              tive Power


                          _______________________________________
                         8)   Shared Dis-
                              positive Power      -0-
                         ________________________________________

9)   Aggregate Amount Beneficially                -0-
     Owned by Each Reporting Person


_________________________________________________________________
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
_________________________________________________________________
11)  Percent of Class
     Represented by                               -0-
     Amount in Row (9)
_________________________________________________________________
12)  Type of Reporting
     Person                                  PN

CUSIP No. 87161-L-10-5                                    Page 3 of 5 Pages

                      Final Amendment to Schedule 13G
                      _______________________________

          Reference is hereby made to the statement on Schedule 13G originally filed with the Securities and Exchange Commission on February 14, 1991.

Item 1(a) -    Name of Issuer:  Syntellect, Inc.

Item 1(b) -    Address of Issuer's Principal Executive Offices:

               15810 North 28th Avenue
               Phoenix, AZ  85023

Item 2(a) -    Name of Person Filing:

               This statement is being filed by Welsh, Carson, Anderson &
               Stowe III, a New York limited partnership ("WCAS III" or the
               ""Reporting Person").  The sole general partner of WCAS III is WCAS III Partners, a New York general partnership.
Item 2(b) -    Address of Principal Business Office:

               320 Park Avenue, Suite 2500
               New York, New York  10022

Item 2(c) -    Place of Organization:

               New York

Item 2(d) -    Title of Class of Securities:

               Common Stock, $.01 par value ("Common Stock")

Item 2(e) -    CUSIP Number:  87161-L-10-5

Item 3 -       Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

               Not applicable.

Item 4 -       Ownership.

               (a)  Amount Beneficially Owned:  -0-

               (b)  Percent of Class:  -0-

               (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote: -0-

CUSIP No. 87161-L-10-5                                    Page 4 of 5 Pages

               (ii) shared power to vote or to direct the vote:  -0-

               (iii) sole power to dispose or to direct the
                    disposition of:  -0-

               (iv) shared power to dispose or to direct the disposition
                    of:  -0-

Item 5 -       Ownership of Five Percent or Less of a Class:

               This statement is being filed to report that as of     the
                                                                      date
                                                                      hereo
                                                                      f the
                                                                      Repor
                                                                      ting
                                                                      Perso
                                                                      n has
                                                                      cease
                                                                      d to
                                                                      benef
                                                                      icial
                                                                      ly
                                                                      own
                                                                      more
                                                                      than
                                                                      five
                                                                      perce
                                                                      nt of
                                                                      the
                                                                      Commo
                                                                      n
                                                                      Stock
                                                                      .

Item 6 -       Ownership of More than Five Percent on Behalf of Another
               Person:

               Not applicable.

Item 7 - Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
               Company:

               Not applicable.

Item 8 -       Identification and Classification of Members of the Group:

               Not applicable.

Item 9 -       Notice of Dissolution of Group:

               Not applicable.

Item 10 -      Certification:

               Not applicable.

CUSIP No. 87161-L-10-5                                    Page 5 of 5 Pages

Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         WELSH, CARSON, ANDERSON & STOWE III
                         By:  WCAS III Partners, General Partner


                         By /s/ Russell L. Carson
                                  General Partner


Dated:  January 21, 1997